UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Cardica, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

14141R101

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sutter Hill Ventures, A California Limited Partnership 77-0287059

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,080,348*

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,080,348*

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,080,348

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.9%

12.	Type of Reporting Person (See Instructions) PN

* See Exhibit A, Note 1.

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sutter Hill Entrepreneurs Fund (AI), L.P. 94-3338942

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 10,523*

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 10,523*

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,523

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) PN

* See Exhibit A, Note 2.

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sutter Hill Entrepreneurs Fund (QP), L.P. 94-3338941

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 26,647*

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 26,647*

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,647

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) PN

* See Exhibit A, Note 3.

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David L. Anderson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 80,263*

	6.	Shared Voting Power 1,117,518**

	7.	Sole Dispositive Power 80,263*

	8.	Shared Dispositive Power 1,117,518**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,197,781

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.6%

12.	Type of Reporting Person (See Instructions) IN

* See Exhibit A, Note 5.

** Includes shares (and shares issuable upon exercise of underlying warrants that are exercisable within 60 days after 12/31/07) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI) L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) G. Leonard Baker, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 71,410*

	6.	Shared Voting Power 1,117,518**

	7.	Sole Dispositive Power 71,410*

	8.	Shared Dispositive Power 1,117,518**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,188,928

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.6%

12.	Type of Reporting Person (See Instructions) IN

* See Exhibit A, Note 6.

** Includes shares (and shares issuable upon exercise of underlying warrants that are exercisable within 60 days after 12/31/07) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI) L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Younger, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 153,010*

	6.	Shared Voting Power 1,117,518**

	7.	Sole Dispositive Power 153,010*

	8.	Shared Dispositive Power 1,117,518**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,270,528

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.1%

12.	Type of Reporting Person (See Instructions) IN

* See Exhibit A, Note 7.

** Includes shares (and shares issuable upon exercise of underlying warrants that are exercisable within 60 days after 12/31/07) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI) L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tench Coxe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 107,229*

	6.	Shared Voting Power 1,117,518**

	7.	Sole Dispositive Power 107,229*

	8.	Shared Dispositive Power 1,117,518**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,224,747

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.8%

12.	Type of Reporting Person (See Instructions) IN

* See Exhibit A, Note 8.

** Includes shares (and shares issuable upon exercise of underlying warrants that are exercisable within 60 days after 12/31/07) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI) L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gregory P. Sands

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 16,397*

	6.	Shared Voting Power 1,117,518**

	7.	Sole Dispositive Power 16,397*

	8.	Shared Dispositive Power 1,117,518**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,133,915

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.2%

12.	Type of Reporting Person (See Instructions) IN

* See Exhibit A, Note 9.

** Includes shares (and shares issuable upon exercise of underlying warrants that are exercisable within 60 days after 12/31/07) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI) L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James C. Gaither

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 34,471*

	6.	Shared Voting Power 1,117,518**

	7.	Sole Dispositive Power 34,471*

	8.	Shared Dispositive Power 1,117,518**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,151,989

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.4%

12.	Type of Reporting Person (See Instructions) IN

* See Exhibit A, Note 10.

** Includes shares (and shares issuable upon exercise of underlying warrants that are exercisable within 60 days after 12/31/07) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI) L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James N. White

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6,817*

	6.	Shared Voting Power 1,117,518**

	7.	Sole Dispositive Power 6,817*

	8.	Shared Dispositive Power 1,117,518**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,124,335

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.2%

12.	Type of Reporting Person (See Instructions) IN

* See Exhibit A, Note 11.

** Includes shares (and shares issuable upon exercise of underlying warrants that are exercisable within 60 days after 12/31/07) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI) L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey W. Bird

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,537*

	6.	Shared Voting Power 1,117,518**

	7.	Sole Dispositive Power 3,537*

	8.	Shared Dispositive Power 1,117,518**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,121,055

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.2%

12.	Type of Reporting Person (See Instructions) IN

* See Exhibit A, Note 12.

** Includes shares (and shares issuable upon exercise of underlying warrants that are exercisable within 60 days after 12/31/07) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI) L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David E. Sweet

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,401*

	6.	Shared Voting Power 1,117,518**

	7.	Sole Dispositive Power 5,401*

	8.	Shared Dispositive Power 1,117,518**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,122,919

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.2%

12.	Type of Reporting Person (See Instructions) IN

* See Exhibit A, Note 13.

** Includes shares (and shares issuable upon exercise of underlying warrants that are exercisable within 60 days after 12/31/07) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI) L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

CUSIP No. 14141R101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Andrew T. Sheehan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 1,117,518*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 1,117,518*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,117,518*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.1%

12.	Type of Reporting Person (See Instructions) IN

* Includes shares (and shares issuable upon exercise of underlying warrants that are exercisable within 60 days after 12/31/07) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI) L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

Item 1.
	(a)	Name of Issuer Cardica, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 900 Saginaw Dr., Redwood City, CA 94063

Item 2.
	(a)	Name of Person Filing Exhibit A is hereby incorporated by reference
	(b)	Address of Principal Business Office or, if none, Residence See Exhibit A
	(c)	Citizenship See Exhibit A
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 14141R101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Exhibit A which is hereby incorporated by reference and related pages 2 to 14
(b) Percent of class: See Exhibit A which is hereby incorporated by reference and related pages 2 to 14
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote ***
(ii) Shared power to vote or to direct the vote ***
(iii) Sole power to dispose or to direct the disposition of ***
(iv) Shared power to dispose or to direct the disposition of ***

*** See Exhibit A which is hereby incorporated by reference and related pages 2 to 14. Messrs. Anderson, Baker, Younger, Coxe, Sands, Gaither, White, Bird, Sweet and Sheehan are Managing Directors of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. As such, they share voting and dispositive power over the shares held by the partnerships.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

N/A
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
See Exhibit A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

10/24/2008
Date

Sutter Hill Ventures, A California Limited Partnership

/s/ William H. Younger, Jr.
Signature

William H. Younger, Jr.
Managing Director of the General Partner
Name/Title

Sutter Hill Entrepreneurs Fund (AI), L.P.

/s/ William H. Younger, Jr.
Signature

William H. Younger, Jr.
Managing Director of the General Partner
Name/Title

Sutter Hill Entrepreneurs Fund (QP), L.P.

/s/ William H. Younger, Jr.
Signature

William H. Younger, Jr.
Managing Director of the General Partner
Name/Title

/s/ David L. Anderson
Signature

/s/ G. Leonard Baker, Jr.
Signature

/s/ William H. Younger, Jr.
Signature

/s/ Tench Coxe
Signature

/s/ Gregory P. Sands
Signature

/s/ James C. Gaither
Signature

/s/ James N. White
Signature

/s/ Jeffrey W. Bird
Signature

/s/ David E. Sweet
Signature

/s/ Andrew T. Sheehan
Signature

EXHIBIT A TO SCHEDULE 13G - CARDICA, INC.

	Aggregate Number of
	Shares Beneficially Owned				% of
Name of Originator	Individual		Aggregate		Total Shares

Sutter Hill Ventures, A California Limited Partnership	1,080,348	Note 1			6.9%

Sutter Hill Entrepreneurs Fund (AI), L.P.	10,523	Note 2			0.1%

Sutter Hill Entrepreneurs Fund (QP), L.P.	26,647	Note 3			0.2%

Total of Sutter Hill Funds	1,117,518

David L. Anderson	80,263	Note 5			0.5%
			1,197,781	Note 4	7.6%

G. Leonard Baker, Jr.	71,410	Note 6			0.5%
			1,188,928	Note 4	7.6%

William H. Younger, Jr.	153,010	Note 7			1.0%
			1,270,528	Note 4	8.1%

Tench Coxe	107,229	Note 8			0.7%
			1,224,747	Note 4	7.8%

Gregory P. Sands	16,397	Note 9			0.1%
			1,133,915	Note 4	7.2%

James C. Gaither	34,471	Note 10			0.2%
			1,151,989	Note 4	7.4%

James N. White	6,817	Note 11			0.0%
			1,124,335	Note 4	7.2%

Jeffrey W. Bird	3,537	Note 12			0.0%
			1,121,055	Note 4	7.2%

David E. Sweet	5,401	Note 13			0.0%
			1,122,919	Note 4	7.2%

Andrew T. Sheehan	0				0.0%
			1,117,518	Note 4	7.1%

The address for all of the above is:  755 Page Mill Road, Suite A-200, Palo Alto, CA  94304

The partnerships are organized in California. The individuals are all U.S. citizens and residents.

None of the above has been convicted in any criminal proceedings nor have they been subject to judgments, decrees, or final orders enjoining future violations of Federal or State securities laws.

All of the parties are individuals or entities in the venture capital business.

Note 1:  Includes 81,834 shares underlying warrants exercisable within 60 days after 12/31/07.

Note 2:  Includes 797 shares underlying warrants exercisable within 60 days after 12/31/07.

Note 3:  Includes 2,019 shares underlying warrants exercisable within 60 days after 12/31/07.

Note 4:  Includes individual shares (and shares issuable upon exercise of underlying warrants that are exercisable within 60 days after 12/31/07) plus all shares (and shares issuable upon exercise of underlying warrants that are exercisable within 60 days after 12/31/07) held by the following partnerships of which the reporting person is a Managing Director of the General Partner: Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest therein.

Note 5:  Includes 45,471 shares (including 3,040 shares underlying warrants exercisable within 60 days after 12/31/07) held in The Anderson Living Trust of which the reporting person is the trustee and 34,792 shares (including 3,040 shares underlying warrants exercisable within 60 days after 12/31/07) held by Anvest, L.P. of which the reporting person is the General Partner.  The reporting person disclaims beneficial ownership of the trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 6:  Includes 21,792 shares (including 1,651 shares underlying warrants exercisable within 60 days after 12/31/07) held in The Baker Revocable Trust of which the reporting person is a trustee and 49,618 shares (including 3,759 shares underlying warrants exercisable within 60 days after 12/31/07) held by Saunders Holdings, L.P. of which the reporting person is a General Partner. The reporting person disclaims beneficial ownership of the trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 7:  Includes 118,515 shares (including 11,305 shares underlying warrants exercisable within 60 days after 12/31/07) held in The Younger Living Trust of which the reporting person is the trustee, 19,782 shares held by a retirement trust for the benefit of the reporting person, 7,333 shares of director’s options which are fully vested and  2,380 shares owned by the children of the reporting person. The reporting person disclaims beneficial ownership of the living trust’s and the director’s options shares except as to the reporting person’s pecuniary interest therein.  The reporting person shares pecuniary interest in the director’s options shares with other individuals pursuant to a contractual relationship.  The reporting person disclaims beneficial ownership of the children’s shares.

Note 8:  Includes 44,919 shares held in The Coxe Revocable Trust of which the reporting person is a trustee, 40,612 shares (including 8,123 shares underlying warrants exercisable within 60 days after 12/31/07) held by a retirement trust for the benefit of the reporting person and 21,698 shares held in The Tamerlane Charitable Remainder Unitrust of which the reporting person is the trustee.  The reporting person disclaims beneficial ownership of the revocable trust’s and the unitrust’s shares except as to the reporting person’s pecuniary interest therein.

Note 9: Includes 13,320 shares (including 1,242 shares underlying warrants exercisable within 60 days after 12/31/07) held in the Gregory P. and Sarah J.D. Sands Trust Agreement of which the reporting person is a trustee and 3,077 shares held by a retirement trust for the benefit of the reporting person.  The reporting person disclaims beneficial ownership of the trust agreement’s shares except as to the reporting person’s pecuniary interest therein.

Note 10: Includes 2,611 shares underlying warrants exercisable within 60 days after 12/31/07.

Note 11: Includes 3,740 shares (including 517 shares underlying warrants exercisable within 60 days after 12/31/07) held in The White Family Trust of which the reporting person is a trustee and 3,077 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the family trust’s shares except as to the reporting person’s pecuniary interest therein.

Note 12: Includes 3,537 shares (including 268 shares underlying warrants exercisable within 60 days after 12/31/07) held in the Jeffrey W. and Christina R. Bird Trust Agreement of which the reporting person is a trustee.  The reporting person disclaims beneficial ownership of the trust agreement’s shares except as to the reporting person’s pecuniary interest therein.

Note 13: Includes 3,203 shares (including 409 shares underlying warrants exercisable within 60 days after 12/31/07) held in The David and Robin Sweet Living Trust of which the reporting person is a trustee and 2,198 shares held by a retirement trust for the benefit of the reporting person.  The reporting person disclaims beneficial ownership of the living trust’s shares except as to the reporting person’s pecuniary interest therein.